UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the quarterly period ended September 30, 2024
Commission File Number 001-39237

ATLAS CORP.
(Exact name of Registrant as specified in its Charter)

23 Berkeley Square
London, United Kingdom
W1J 6HE
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Information Contained in this Form 6-K Report
Exhibit I to this Report contains certain financial information of Seaspan Corporation, as of and for the three and nine months ended September 30, 2024.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLAS CORP.

Date: November 26, 2024	By:	/s/ William Kostlivy
William Kostlivy
Chief Financial Officer
(Principal Financial and Accounting Officer)

INDEX

EXHIBIT I

Financial Statements	1

Management’s Discussion and Analysis of Financial Condition and Results of Operations	18

Unless we otherwise specify, when used in this Report, the terms “Seaspan”, the “Company”, “we”, “our” and “us” refer to Seaspan Corporation and its subsidiaries.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
SEASPAN CORPORATION
Interim Consolidated Balance Sheets
(Unaudited)
(Expressed in millions of United States dollars)

	September 30, 2024	December 31, 2023
Assets
Current assets:
Cash and cash equivalents	$549.4	$228.9
Accounts receivable	72.8	57.0
Due from related party (note 3)	3.5	46.5
Prepaid expenses and other	65.2	50.3
Derivative instruments - current (note 14)	—	2.2
Net investment in lease (note 4)	51.1	33.7
Assets held for sale (note 5)	—	21.4
	742.0	440.0

Vessels (note 5)	11,887.0	10,358.9
Right-of-use asset (note 6)	509.1	434.8
Net investment in lease (note 4)	2,175.1	1,395.1
Goodwill	75.3	75.3
Derivative instruments (note 14)	67.5	85.2
Other assets (note 7)	234.5	277.5
	$15,690.5	$13,066.8
Liabilities and shareholder's equity
Current liabilities:
Accounts payable and accrued liabilities	$284.4	$302.1
Deferred revenue	74.0	70.9
Long-term debt - current (note 8)	103.5	129.4
Operating lease liabilities - current	41.8	100.0
Finance lease liabilities - current (note 9)	344.1	66.5
Other financing arrangements - current (note 10)	467.6	298.5
Other liabilities - current	—	1.4
	1,315.4	968.8

Long-term debt (note 8)	2,711.6	3,109.0
Operating lease liabilities	110.6	268.4
Other financing arrangements (note 10)	6,667.7	4,305.3
Other liabilities	328.7	164.8
Total liabilities	11,134.0	8,816.3

Shareholder's equity:
Share capital	2.5	2.5
Additional paid in capital	3,999.2	3,995.4
Retained earnings	571.0	269.7
Accumulated other comprehensive loss	(16.2)	(17.1)
	4,556.5	4,250.5
	$15,690.5	$13,066.8
Commitments and contingencies (note 13)
Subsequent events (note 15)

See accompanying notes to interim consolidated financial statements.

SEASPAN CORPORATION
Interim Consolidated Statements of Operations
(Unaudited)
(Expressed in millions of United States dollars)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
Revenue (note 12)	$601.4	$446.6	$1,676.5	$1,238.3
Operating expenses:
Ship operating	107.6	92.8	313.7	257.6
Depreciation and amortization	134.1	95.7	372.8	269.7
General and administrative	12.3	14.3	39.0	47.2
Operating leases	12.8	30.1	49.0	89.0
Gain on disposal of vessels (note 5)	—	(4.8)	(8.5)	(3.7)
	266.8	228.1	766.0	659.8
Operating earnings	334.6	218.5	910.5	578.5
Other expenses (income):
Interest expense	174.6	93.6	455.8	255.8
Interest income	(3.4)	(1.6)	(7.6)	(7.9)
Loss on debt extinguishment	—	—	3.5	32.5
Loss (gain) on derivative instruments (note 14)	29.4	(21.7)	(6.4)	(39.9)
Other expenses	3.4	5.3	7.9	18.1
	204.0	75.6	453.2	258.6
Net earnings	$130.6	$142.9	$457.3	$319.9

See accompanying notes to interim consolidated financial statements.

SEASPAN CORPORATION
Interim Consolidated Statements of Comprehensive Income
(Unaudited)
(Expressed in millions of United States dollars)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
Net earnings	$130.6	$142.9	$457.3	$319.9
Other comprehensive income:
Amounts reclassified to net earnings during the period relating to cash flow hedging instruments	0.3	0.3	0.9	0.8
Comprehensive income	$130.9	$143.2	$458.2	$320.7

See accompanying notes to interim consolidated financial statements.

SEASPAN CORPORATION
Interim Consolidated Statements of Shareholder’s Equity
(Unaudited)
(Expressed in millions of United States dollars, except number of shares)
Three Months Ended September 30, 2024

	Number of		Additional		Accumulated other	Total
	common	Common	paid-in	Retained	comprehensive	shareholder's
	shares	shares	capital	earnings	loss	equity
Balance, June 30, 2024	249,219,800	$2.5	$3,997.7	$492.4	$(16.5)	$4,476.1
Net earnings	—	—	—	130.6	—	130.6
Other comprehensive income	—	—	—	—	0.3	0.3
Dividends on common shares	—	—	—	(52.0)	—	(52.0)
Share-based compensation expense	—	—	1.5	—	—	1.5
Balance, September 30, 2024	249,219,800	$2.5	$3,999.2	$571.0	$(16.2)	$4,556.5

See accompanying notes to interim consolidated financial statements.

SEASPAN CORPORATION
Interim Consolidated Statements of Shareholder’s Equity
(Unaudited)
(Expressed in millions of United States dollars, except number of shares)
Three Months Ended September 30, 2023

	Number of		Additional		Accumulated other	Total
	common	Common	paid-in	Retained	comprehensive	shareholder's
	shares	shares	capital	earnings	loss	equity
Balance, June 30, 2023	249,219,800	$2.5	$3,920.9	$412.6	$(17.6)	$4,318.4
Net earnings	—	—	—	142.9	—	142.9
Other comprehensive income	—	—	—	—	0.3	0.3
Dividends on common shares	—	—	—	(208.0)	—	(208.0)
Share-based compensation expense	—	—	1.5	—	—	1.5
Balance, September 30, 2023	249,219,800	$2.5	$3,922.4	$347.5	$(17.3)	$4,255.1

See accompanying notes to interim consolidated financial statements.

SEASPAN CORPORATION
Interim Consolidated Statements of Shareholder’s Equity
(Unaudited)
(Expressed in millions of United States dollars, except number of shares)
Nine months ended September 30, 2024

	Number of		Additional		Accumulated other	Total
	common	Common	paid-in	Retained	comprehensive	shareholder's
	shares	shares	capital	earnings	loss	equity
Balance, December 31, 2023	249,219,800	$2.5	$3,995.4	$269.7	$(17.1)	$4,250.5
Net earnings	—	—	—	457.3	—	457.3
Other comprehensive income	—	—	—	—	0.9	0.9
Dividends on common shares	—	—	—	(156.0)	—	(156.0)
Share-based compensation expense	—	—	3.8	—	—	3.8
Balance, September 30, 2024	249,219,800	$2.5	$3,999.2	$571.0	$(16.2)	$4,556.5

See accompanying notes to interim consolidated financial statements.

SEASPAN CORPORATION
Interim Consolidated Statements of Shareholder’s Equity
(Unaudited)
(Expressed in millions of United States dollars, except number of shares)
Nine months ended September 30, 2023

	Number of		Additional		Accumulated other	Total
	common	Common	paid-in	Retained	comprehensive	shareholder's
	shares	shares	capital	earnings	loss	equity
Balance, December 31, 2022	249,219,800	$2.5	$3,675.8	$301.6	$(18.1)	$3,961.8
Net earnings	—	—	—	319.9	—	319.9
Other comprehensive income	—	—	—	—	0.8	0.8
Capital contribution from Atlas	—	—	253.1	—	—	253.1
Dividends on common shares	—	—	—	(274.0)	—	(274.0)
Share-based compensation expense	—	—	(6.5)	—	—	(6.5)
Balance, September 30, 2023	249,219,800	$2.5	$3,922.4	$347.5	$(17.3)	$4,255.1

See accompanying notes to interim consolidated financial statements.

SEASPAN CORPORATION
Interim Consolidated Statements of Cash Flows
(Unaudited)
(Expressed in millions of United States dollars)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
Cash from (used in):
Operating activities:
Net earnings	$130.6	$142.9	$457.3	$319.9
Items not involving cash:
Depreciation and amortization	134.1	95.7	372.8	269.7
Change in right-of-use asset	11.3	23.8	41.0	69.9
Non-cash interest expense and accretion	13.8	8.0	34.5	21.0
Unrealized change in derivative instruments	37.4	(11.9)	20.1	(13.8)
Amortization of acquired revenue contracts and deferred revenue	3.3	7.6	8.2	23.2
Non-cash adjustment purchase option finance leases	(0.1)	5.3	(0.7)	30.1
Loss on debt extinguishment	—	—	3.5	32.5
Gain on vessel disposal	—	(4.8)	(8.5)	(3.7)
Other	(4.3)	0.9	(15.1)	(28.0)
Changes in assets and liabilities:
Accounts receivable and due from related parties	44.9	(44.0)	28.7	(44.0)
Net investment in lease	17.6	8.0	41.8	18.8
Prepaid expenses and other	15.0	9.6	7.8	(18.0)
Deferred dry-dock	(14.5)	(10.3)	(27.2)	(99.8)
Other assets	1.3	(2.3)	13.9	10.0
Accounts payable and accrued liabilities	(34.3)	(22.0)	(15.3)	89.6
Deferred revenue	56.8	13.9	166.9	75.7
Operating lease liabilities	(10.8)	(21.8)	(42.4)	(62.0)
Finance lease liabilities	5.9	0.7	15.0	4.6
Derivative instruments	(7.9)	(9.8)	(26.5)	(26.1)
Cash from operating activities	400.1	189.5	1,075.8	669.6

Investing activities:
Acquisition of/additions to vessels, including vessels under construction	(639.1)	(731.0)	(2,659.7)	(1,938.1)
Receipt on settlement of interest swap agreements	8.1	9.4	27.3	24.3
Other assets and liabilities	(1.9)	14.4	(5.2)	12.1
Proceeds from vessel sales (note 5)	—	26.2	30.1	65.8
Capitalized interest (note 5)	(7.6)	(19.9)	(33.3)	(56.0)
Cash used in investing activities	(640.5)	(700.9)	(2,640.8)	(1,891.9)

Financing activities:
Repayments of long-term debt and other financing arrangements	(140.0)	(207.6)	(1,052.7)	(1,125.7)
Payment of lease liabilities	(15.9)	—	(36.2)	(10.3)
Issuance of long-term debt and other financing arrangements	542.2	802.5	3,152.8	2,235.1
Settlement of capped call	—	—	—	25.3
Financing fees	(17.1)	(8.7)	(21.9)	(9.1)
Dividends paid on common shares	(52.0)	(42.0)	(156.5)	(108.0)
Capital contribution from Atlas (note 3)	—	—	—	253.1
Cash from financing activities	317.2	544.2	1,885.5	1,260.4
Increase in cash and cash equivalents	76.8	32.8	320.5	38.1
Cash and cash equivalents and restricted cash, beginning of period	472.6	156.0	228.9	150.7
Cash and cash equivalents and restricted cash, end of period	$549.4	$188.8	$549.4	$188.8
Supplemental cash flow information (note 11)

See accompanying notes to interim consolidated financial statements.

SEASPAN CORPORATION
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Tabular amounts in millions of United States dollars)

1.General:
Seaspan Corporation (“Seaspan” or the “Company”) was incorporated on May 3, 2005 in the Marshall Islands and owns and operates containerships pursuant to primarily long-term, fixed-rate time charters to major container liner companies. Seaspan is a wholly owned subsidiary of Atlas Corp. (“Atlas”), Atlas is a wholly-owned subsidiary of Poseidon Corp. (“Poseidon”), and private Company. Atlas has preferred shares listed on the New York Stock Exchange and is an SEC registrant.
2.Significant accounting policies:
(a)Basis of presentation:
Except for the changes described in note 2(b), the accompanying interim financial information of Seaspan has been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), on a basis consistent with those followed in the December 31, 2023 audited annual consolidated financial statements of Seaspan. The accompanying interim financial information is unaudited and reflects all adjustments, consisting of normal recurring adjustments, which, in the opinion of management, are necessary for a fair presentation of results for the interim periods presented.
(b)    Comparative information:
Certain prior period information has been reclassified to conform with current financial statement presentation.
3.Related party transactions:
The income or expenses with related parties relate to amounts paid to or received from individuals or entities that are associated with the Company and include certain of Poseidon’s shareholders including Fairfax Financial Holdings Limited (“Fairfax”) and Ocean Network Express (“ONE”). All related party transactions are governed by pre-arranged contracts.
(a)Transactions with ZE JV
Pursuant to ship management agreements, the Company manages the ship operations of the vessels owned by its joint venture with Zhejiang Energy Group (the “ZE JV”). During the three and nine months ended September 30, 2024, the Company earned revenue of $2,612,000 and $7,911,000, respectively (2023 – $2,611,000 and $7,846,000, respectively) and incurred expenses of $2,461,000 and $7,303,000, respectively (2023 – $2,558,000 and $7,397,000, respectively) in connection with the ship management of the vessels.
The Company entered into agreements with the ZE JV to purchase equipment for vessel upgrades. During the three and nine months ended September 30, 2024, the Company purchased $1,673,000 and $8,615,000, respectively (2023 – nil) under these agreements.
(b)Transactions with ONE:
In September 2024, the Company entered into an agreement with ONE to form a joint venture company in Singapore named ONESEA Solutions Pte. Ltd. (“ONESEA”). ONESEA will provide ship management services for vessels owned by ONE and vessels chartered by ONE from vessel owners (including vessels owned by the Company). The completion of the transaction is conditioned on receipt of regulatory approval. Upon completion of the transaction, the Company and ONE will each own 50% of the common shares of ONESEA. As at September 30, 2024, the parties had not received regulatory approval and ONESEA was operating as a wholly owned subsidiary of ONE and was managing two containership vessels that are not owned by the Company.
Pursuant to a ship management agreement, the Company manages the ship operations of two vessels for ONE. During the three and nine months ended September 30, 2024, the Company earned revenue of $983,000 and $2,091,000, respectively (2023 – $544,000 and $721,000, respectively) and incurred expenses of $917,000 and $1,900,000, respectively (2023 – $508,000 and $674,000, respectively) in connection with the ship management of the vessel. In September 2024, the management of the ship operations of these vessels was transferred to ONESEA.
During the three and nine months ended September 30, 2024, the Company earned total revenue of $163,343,000 and $433,087,000, respectively (2023 – $108,300,000 and $200,800,000, respectively) from ONE in connection with the time charter of 43 vessels and management of two vessel as described above.

SEASPAN CORPORATION
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Tabular amounts in millions of United States dollars)

3.Related party transactions (continued):
(b)Transactions with ONE (continued):
In August 2024, the Company entered into shipbuilding contracts for the construction of six 13,000 TEU newbuild containership vessels. Five of these contracts were novated to ONE in September 2024.
(c)Transactions with Atlas:
The Company makes dividend payments to Atlas on a quarterly basis to service Atlas’ payment of dividends to holders of its common and preferred shares. From time to time the Company may make additional dividend payments to fund other general corporate purposes of Atlas. During the three and nine months ended September 30, 2024, the Company declared dividends of $52,000,000 and $156,000,000, respectively (2023 –$208,000,000 and $274,000,000, respectively) and paid dividends of $52,000,000 and $156,500,000, respectively (2023 – $42,000,000 and $108,000,000, respectively) to Atlas.
The Company routinely makes payments to cover expenses on behalf of Atlas. As of September 30, 2024, amounts due from Atlas are non-interest bearing, unsecured and have no fixed repayment terms. The Company provides certain management services to Atlas in exchange for a management fee. For the three and nine months ended September 30, 2024, the management service revenue recognized from this arrangement was $2,963,000 and $8,499,000, respectively (2023 – $3,836,000 and $9,757,000, respectively).
4.Net investment in lease:

	September 30, 2024	December 31, 2023
Undiscounted lease receivable	$4,283.0	$2,706.5
Unearned interest income	(2,056.8)	(1,277.7)
Net investment in lease, total	2,226.2	1,428.8
Current portion of net investment in lease	(51.1)	(33.7)
Long-term portion of net investment in lease	$2,175.1	$1,395.1
At September 30, 2024, the minimum lease receivable from finance leases are as follows:

Remainder of 2024	$60.0
2025	238.0
2026	238.0
2027	238.0
2028	238.6
Thereafter	3,270.4
$4,283.0
During the three and nine months ended September 30, 2024, the Company accepted the delivery of one and seven vessels, respectively, each of which commenced an 18-year charter upon delivery.
5.Vessels:

September 30, 2024	Cost	Accumulated depreciation	Net book value
Vessels	$14,697.7	$(3,340.9)	$11,356.8
Vessels under construction	530.2	—	530.2
Total	$15,227.9	$(3,340.9)	$11,887.0

SEASPAN CORPORATION
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Tabular amounts in millions of United States dollars)

5.Vessels (continued):

December 31, 2023	Cost	Accumulated depreciation	Net book value
Vessels	$12,072.4	$(3,028.5)	$9,043.9
Vessels under construction	1,315.0	—	1,315.0
Total	$13,387.4	$(3,028.5)	$10,358.9
During the three and nine months ended September 30, 2024, depreciation and amortization expense relating to vessels was $110,479,000 and $312,158,000, respectively (2023 – $82,729,000 and $232,102,000, respectively).
Vessel sales and deliveries
During the nine months ended September 30, 2024, the Company accepted the delivery of 23 newbuild vessels. Each of these vessels commenced long-term time charters upon delivery. The aggregate purchase price for the newbuild vessels delivered during the nine months ended September 30, 2024 was $2,392,240,000.
In February 2024, the Company completed the sale of one 4,250 TEU vessel for gross proceeds of $29,800,000. This vessel was classified as an asset held for sale at December 31, 2023.
Vessels under construction:
As at September 30, 2024, the Company has 36 vessels under construction (December 31, 2023 – 40 vessels).
During the nine months ended September 30, 2024, vessels under construction balance includes $30,054,000 of capitalized interest (December 31, 2023 – $66,628,000).
In June 2024, the Company entered into shipbuilding contracts for the construction of 27 newbuild containership vessels, ranging between 9,000 and 17,000 TEU. Four of these contracts were immediately novated to a customer. 13 of these contracts were thereafter novated to certain nominees. Upon delivery, these 13 newbuilds will be chartered by the Company from such nominees under bareboat charters. The vessels will be delivered between 2027 through 2028 and each vessel will commence a long term charter upon delivery.
In August 2024, the Company entered into shipbuilding contracts for the construction of six 13,000 TEU newbuild containership vessels. Five of these contracts were novated to a customer in September 2024. The remaining vessel will be delivered in 2028 and commence a long term charter upon delivery.
6.Right-of-use assets:

September 30, 2024	Cost	Accumulated amortization	Net book value
Vessel operating leases	$333.8	$(183.0)	$150.8
Other operating leases	9.4	(8.8)	0.6
Vessel finance leases	366.8	(9.1)	357.7
Right-of-use assets	$710.0	$(200.9)	$509.1

December 31, 2023	Cost	Accumulated amortization	Net book value
Vessel operating leases	$740.8	$(376.4)	$364.4
Other operating leases	9.5	(7.7)	1.8
Vessel finance leases	69.1	(0.5)	68.6
Right-of-use assets	$819.4	$(384.6)	$434.8
During the three and nine months ended September 30, 2024, the amortization in right-of-use assets was $11,300,000 and $41,000,000, respectively (2023 – $23,800,000 and $69,900,000, respectively).

12

SEASPAN CORPORATION
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Tabular amounts in millions of United States dollars)

7.Other assets:

	September 30, 2024	December 31, 2023
Intangible assets	$29.1	$38.9
Deferred dry-dock	157.2	166.0
Deferred financing fees on undrawn financings	18.7	28.1
Other	29.5	44.5
Other assets	$234.5	$277.5

8.Long-term debt:

	September 30, 2024	December 31, 2023
Revolving credit facilities (a)	$—	$320.0
Term loan credit facilities (b)	1,095.5	1,175.6
Senior unsecured notes	750.0	775.7
Senior secured notes	1,000.0	1,000.0
	2,845.5	3,271.3
Deferred financing fees	(30.4)	(32.9)
Long-term debt	2,815.1	3,238.4
Current portion of long-term debt	(103.5)	(129.4)
Long-term debt	$2,711.6	$3,109.0
(a)Revolving credit facilities:
In March 2024, the Company amended and extended an existing revolving credit facility to increase the borrowing capacity by $50,000,000 to $300,000,000, and extended the maturity date from February 2025 to March 2027.
As at September 30, 2024 and December 31, 2023, the Company had two revolving credit facilities available, which provided, as at September 30, 2024, for aggregate borrowings of up to $700,000,000 (December 31, 2023 – $650,000,000), of which $700,000,000 (December 31, 2023 – $330,000,000) was undrawn.
The Company is subject to commitment fees ranging between 0.45% and 0.50% (December 31, 2023 – 0.45% and 0.5%) calculated on the undrawn amounts under the various facilities.
(b)Term loan credit facilities:
As at September 30, 2024, the Company has entered into $1,485,615,000 (December 31, 2023 – $2,367,516,000) of term loan credit facilities available, of which $390,156,000 (December 31, 2023 – $1,191,936,000) was undrawn.
Term loan credit facilities mature between March 3, 2028 and January 21, 2030.
For the Company’s floating rate term loan credit facilities, interest is calculated based on three month or six month SOFR rate plus a margin per annum, depending on the interest period in the credit facility agreement. The average SOFR rates for the three and nine months ended September 30, 2024 was 5.01% and 5.14%, respectively (December 31, 2023 – 5.38% and 5.40%, respectively). The margins ranged between 1.91% and 2.43% as at September 30, 2024 (December 31, 2023 – 1.93% and 2.43%).
The weighted average rate of interest, including the applicable margin, was 7.00% at September 30, 2024 (December 31, 2023 – 7.37%) for the Company’s term loan credit facilities. Interest payments are made in monthly, quarterly or semi-annual payments.
The Company is subject to commitment fees at 0.49% (December 31, 2023 – ranging between 0.44% and 0.50%) calculated on the undrawn amounts under the various facilities.
13

SEASPAN CORPORATION
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Tabular amounts in millions of United States dollars)

8.Long-term debt (continued):
(b)Term loan credit facilities (continued):
The following is a schedule of future minimum repayments under our term loans credit facilities as of September 30, 2024:

Remainder of 2024	$23.8
2025	103.9
2026	103.9
2027	103.9
2028	444.0
Thereafter	316.0
$1,095.5
(c)Credit facilities – other:
As of September 30, 2024, the Company’s credit facilities were secured by first-priority mortgages granted on 54 of its vessels, together with other related security. The security for each of the Company’s current secured credit facilities may include:
•A first priority mortgage on the collateral vessels funded by the related credit facility;
•A pledge or charge over the shares of each entity (other than Seaspan) that owns a collateral vessel;
•An assignment of the Company’s time charters and earnings related to the related collateral vessels;
•An assignment of the insurance on each of the vessels that are subject to a related mortgage;
•An assignment of the Company’s related shipbuilding contracts and the corresponding refund guarantees;
•A pledge over shares of various subsidiaries; and
•A pledge over the related retention accounts.
As at September 30, 2024, $1,447,058,000 principal amount of indebtedness under the Company’s term loan and revolving credit facilities, together with $1,000,000,000 of sustainability-linked fixed rate notes with maturities from June 2031 to September 2037, were secured by a portfolio of 52 vessels, the composition of which can be changed and is subject to a borrowing base and portfolio concentration requirements, as well as compliance with financial covenants and certain negative covenants.
The Company may prepay certain amounts outstanding without penalty, other than breakage costs in certain circumstances. A prepayment may be required as a result of certain events, including without limitation the sale or loss of a vessel, a termination or expiration of a charter (and the inability to enter into a replacement charter acceptable to lenders within a prescribed period of time). The amount that must be prepaid may be calculated based on the loan to market value. In these circumstances, valuations of the Company’s vessels are conducted on a “without charter” basis as required under the credit facility agreement.
Each credit facility contains a mix of financial covenants requiring the Company to maintain minimum liquidity, tangible net worth, interest and principal coverage ratios and/or debt to assets ratios, as defined.
Certain facilities are guaranteed by an intermediate parent entity, in which case the parent entity must meet certain consolidated financial covenants under those term loan facilities including maintaining certain minimum tangible net worth, cash requirements and debt-to-asset ratios.
Some of the facilities also have an interest and principal coverage ratio, debt service coverage and vessel value requirement for the subsidiary borrower. The Company was in compliance with all credit facility covenants as at September 30, 2024.

SEASPAN CORPORATION
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Tabular amounts in millions of United States dollars)

9.     Finance lease liabilities:

	September 30, 2024	December 31, 2023
Finance lease liabilities (current)	$344.1	$66.5
In November 2023, the Company exercised its option under an existing lease financing arrangement to purchase one 14,000 TEU vessel. The purchase is expected to complete in December 2024 at the pre-determined purchase price of $61,600,000.
In February and March 2024, the Company exercised its option under existing lease financing arrangements to purchase one 14,000 vessel and one 10,000 TEU vessel, respectively. The purchases are expected to complete in February 2025 and March 2025 at the pre-determined purchase price of $61,600,000 and $49,500,000, respectively.
In April 2024, the Company exercised its option under existing lease financing arrangements to purchase one 14,000 TEU vessel and one 10,000 TEU vessel, respectively. The purchases are expected to complete in April 2025 at the pre-determined purchase price of $61,600,000 and $49,500,000, respectively.
In September 2024, the Company exercised its option under existing lease financing arrangements to purchase one 10,000 TEU vessel. The purchase is expected to complete in September 2025 at the pre-determined purchase price of $42,000,000.
As at September 30, 2024, the total remaining commitments related to financial liabilities of these vessels were approximately $354,654,000 (December 31, 2023 – $70,701,000), including imputed interest of $10,520,000 (December 31, 2023 – $4,242,000), payable through September 2025.
The weighted average interest rate on obligations related to finance leases as at September 30, 2024 was 7.3% per annum.
10.     Other financing arrangements:

	September 30, 2024	December 31, 2023
Other financing arrangements	$7,201.8	$4,656.5
Deferred financing fees	(66.5)	(52.7)
Other financing arrangements	7,135.3	4,603.8
Current portion of other financing arrangements	(467.6)	(298.5)
Other financing arrangements	$6,667.7	$4,305.3
Based on amounts funded for other financing arrangements, payments due to lessors would be as follows:

Remainder of 2024	$117.9
2025	469.4
2026	465.9
2027	469.9
2028	476.2
Thereafter	5,202.5
$7,201.8
During the nine months ended September 30, 2024, the Company received proceeds of $2,724,804,000 under these financing arrangements related to the delivery of 30 vessels and pre-delivery financing for vessels under construction.
The weighted average rate of interest, including the applicable margin, was 7.24% as at September 30, 2024 (December 31, 2023 – 7.36%) for the Company’s other financing facilities.

SEASPAN CORPORATION
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Tabular amounts in millions of United States dollars)

10. Other financing arrangements (continued):
In January and February 2024, the Company refinanced three of its vessels. The three vessels were originally financed under sales-leaseback arrangements with Chinese leasing companies and were re-financed under a sale-leaseback arrangement with another Chinese leasing company. The proceeds from the sale-lease back was $224,000,000 and the leaseback is for 10 years. The Company has the option to purchase each of the vessels at a pre-determined purchase price starting from 2026. Lease payments include interest components based on a variable interest rate of 3-month SOFR plus a margin of 2.00%.
In May 2024, the Company entered into a sale-leaseback financing for four 10,600 CEU Pure Car and Truck Carrier newbuild vessels for proceeds of $480,000,000. The sale-leaseback financing is for 15 years and the Company has the option to purchase each vessel at a pre-determined purchase price starting from 2032.
11. Supplemental cash flow information

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2024	2023	2024	2023
Interest paid	$177.1	$105.5	$433.9	$283.5
Interest received	3.4	1.6	7.6	7.9
Undrawn credit facility fee paid	1.6	10.0	6.8	19.4
Non-cash investing and financing transactions:
Change in right-of-use assets and operating lease liabilities	20.5	—	123.2	—
Reclassification from finance lease to vessel	—	(30.1)	—	(127.1)
Interest capitalized on vessels under construction	5.9	3.5	5.9	4.7
The Company did not have any restricted cash in either reporting period presented.
12. Revenue:
For the three and nine months ended September 30, 2024 and 2023, revenue consists of:

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2024	2023	2024	2023
Time charter revenue	$549.3	$418.3	$1,537.6	$1,155.2
Interest income from leasing	43.9	20.1	115.9	58.3
Other	8.2	8.2	23.0	24.8
	$601.4	$446.6	$1,676.5	$1,238.3

SEASPAN CORPORATION
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Tabular amounts in millions of United States dollars)

12. Revenue (continued):
At September 30, 2024, the minimum future revenues to be received on committed operating leases and interest income to be earned from direct financing leases are as follows:

	Operating lease (1)	Finance lease (2)	Total committed revenue
Remainder of 2024	$554.9	$46.2	$601.1
2025	2,059.5	180.1	2,239.6
2026	1,928.5	175.1	2,103.6
2027	1,623.0	169.9	1,792.9
2028	1,142.9	164.5	1,307.4
Thereafter	4,617.9	1,302.0	5,919.9
	$11,926.7	$2,037.8	$13,964.5
(1)Minimum future operating lease revenue includes payments from signed charter agreements on operating vessels that have not yet commenced.
(2)Minimum future interest income includes direct financing leases currently in effect.
Minimum future revenues assume 100% utilization under contracts in place as at September 30, 2024, extensions only at the Company’s unilateral option and no renewals. It does not include signed charter agreements on undelivered vessels.
13. Commitments and contingencies:
(a)Operating leases:
At September 30, 2024, the commitment under operating leases for vessels is $173,222,000 for the years from 2024 to 2029 and for other operating leases is $620,000 for the years from 2024 to 2025. Total commitments under these leases are as follows:

Remainder of 2024	$11.2
2025	43.7
2026	44.7
2027	43.8
2028	24.7
Thereafter	5.7
$173.8
For operating leases indexed to three month benchmark rates, commitment under these leases are calculated using the benchmark rates in place as at September 30, 2024 for the Company.
(b)Vessels under construction:
In June 2024, the Company entered into 27 shipbuilding contracts (note 5). Four of these contracts were immediately novated to a customer and the Company has no ongoing obligations with respect to these four vessels. Of the remaining 23 newbuild vessel contracts, 13 of these contracts were thereafter novated to certain nominees and upon delivery, these 13 newbuilds will be chartered by the Company from such nominees under bareboat charters. The vessels will be delivered between 2027 through 2028 and each vessel will commence a long term charter upon delivery.
The total commitment in relation to these bareboat charter agreements is $2,912,211,000.
In August 2024, the Company entered into shipbuilding contracts for the construction of six 13,000 TEU newbuild containership vessels. Five of these contracts were novated to a customer in Spetember 2024.

SEASPAN CORPORATION
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Tabular amounts in millions of United States dollars)

13. Commitments and contingencies (continued):
(b) Vessels under construction (continued):
As of September 30, 2024, the Company had entered into agreements to acquire 36 newbuild vessels (December 31, 2023 – 40 vessels), including the remaining 23 newbuild vessels described above.

The Company has outstanding commitments for payments associated with its newbuild fleet as follows(1):

Remainder of 2024	$389.1
2025	142.9
2026	398.6
2027	1,046.1
2028	1,001.7
Thereafter	2,872.4
$5,850.8
(1)Includes bareboat charter payments to the nominees of the 13 newbuild contracts that were novated based on the bareboat charter term.

14. Financial Instruments
(a)Fair value:
The following table includes the estimated fair value and carrying value of those assets and liabilities that are measured at fair value on a recurring basis(1):

		September 30, 2024		December 31, 2023
	Fair Value Hierarchy Level	Carrying Amount (Liability)	Fair Value (Liability)	Carrying Amount (Liability)	Fair Value (Liability)
Term loan & revolving credit facilities (note 8)	Level 2	$(1,095.5)	$(971.6)	$(1,495.6)	$(1,333.9)
Senior unsecured notes - public (note 8)	Level 1	(750.0)	(712.8)	(775.7)	(665.3)
Senior secured notes - non-public (note 8)	Level 2	(1,000.0)	(879.5)	(1,000.0)	(911.9)
Other financing arrangements (note 10)	Level 2	(7,201.8)	(6,921.9)	(4,656.5)	(4,342.4)
(1)The carrying values and fair values presented above are exclusive of deferred financing fees.
The carrying values of cash and cash equivalents, short-term investments, restricted cash, accounts receivable, accounts payable and accrued liabilities approximate their fair values because of their short term to maturity.
The fair value of the term loan, revolving credit facilities, senior secured notes and other financing arrangements, are estimated based on expected principal repayments and interest, discounted by relevant forward rates plus a margin appropriate to the credit risk of the Company. Therefore, the Company has categorized the fair value of these financial instruments as Level 2 in the fair value hierarchy.
The fair value of the Company’s senior unsecured notes, is calculated using observable inputs such as quoted prices in active markets. As a result, these amounts are categorized as Level 1 in the fair value hierarchy.
The Company’s interest rate derivative financial instruments are re-measured to fair value at the end of each reporting period. The fair values of the interest rate derivative financial instruments have been calculated by discounting the future cash flow of both the fixed rate and variable rate interest rate payments. The discount rate was derived from a yield curve created by nationally recognized financial institutions adjusted for the associated credit risk. The fair values of the interest rate derivative financial instruments are determined based on inputs that are readily available in public markets or can be derived from information available in publicly quoted markets. Therefore, the Company has categorized the fair value of these derivative financial instruments as Level 2 in the fair value hierarchy.

SEASPAN CORPORATION
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Tabular amounts in millions of United States dollars)

14. Financial Instruments (continued):
(b)Interest rate swap derivatives:
As of September 30, 2024, the Company had the following outstanding interest rate derivatives:

Fixed per annum rate swapped for benchmark rate	Notional amount as of September 30, 2024	Maximum notional amount(1)	Fair Value	Effective date	Ending date
1.7574%	$500.0	$500.0	$48.7	January 31, 2022	February 2, 2032
2.67%/ 5.50%(2)	250.0	250.0	(1.1)	September 1, 2023	September 1, 2026
2.3875%	200.0	200.0	12.1	July 20, 2022	July 20, 2032
0.4590%	70.0	70.0	3.8	February 4, 2021	October 14, 2026
0.6350%	70.0	70.0	3.5	January 21, 2021	October 14, 2026
1.4900%	19.8	19.8	0.5	February 4, 2020	December 30, 2025
(1)Over the term of the interest rate swaps, the notional amounts increase and decrease. These amounts represent the peak notional amount over the remaining term of the swap.
(2)$250M notional amount transaction on daily SOFR with a cap of 5.5% and a floor strike of 2.67%
If interest rates remain at their current levels, the Company expects that $16,501,000 would be received in cash, respectively, in the next 12 months on interest rate swaps maturing after September 30, 2024. The amount of the actual settlement may be different depending on the interest rate in effect at the time settlements are made.

15. Subsequent events:
(a)On October 25, 2024, the Company paid $13,918,000 in dividends on its common shares.
(b)In October and November 2024, the Company accepted the delivery of 3 newbuild vessels. Each vessel commenced a long term charter upon delivery.
(c)In October 2024, the Company entered into shipbuilding contracts for six 13,600 TEU newbuild containerships. Each vessel will commence a long-term charter upon delivery.
(d)In October 2024, the Company entered into financing arrangements for three of the 13,600 TEU newbuild containerships for 3.4 billion RMB.
(e)In October 2024, the ship management services of two of the Company’s vessels was contracted to ONESEA.
(f)In November 2024, the Company exercised its option under its existing lease financing arrangements to purchase two 14,000 TEU vessels. The purchases are expected to be completed in November 2025 at the pre-determined purchase price of $61,600,000, each.
(g)On November 15, 2024, the Company completed its investment in ONESEA. Upon completion of the transaction, the Company and ONE each owned 50% of the outstanding common shares of ONESEA.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
The following should be read in conjunction with the unaudited consolidated financial statements and related notes included in this Report and the audited consolidated financial statements and related notes for the year ended December 31, 2023 filed with the U.S. Securities and Exchange Commission on an Atlas Corp. Form 6-K (“Seaspan Annual Filing”). The Seaspan Annual Filing was filed with the U.S. Securities and Exchange Commission on March 18, 2024. Unless otherwise indicated, all amounts are presented in U.S. dollars, or USD. We prepare our consolidated financial statements in accordance with U.S. GAAP.
Overview
General
Seaspan was incorporated on May 3, 2005, in the Republic of the Marshall Islands. Seaspan is a leading independent charter owner and manager of containerships, which we charter primarily pursuant to long-term, fixed-rate time charters with nine major container liner companies to take advantage of the stable cash flow and high utilization rates that are typically associated with long-term time charters. As at September 30, 2024, we operated a fleet of 182 vessels, totaling 1,873,880 TEU, that have an average age of approximately seven years, on a TEU weighted basis. As at September 30, 2024, we have 36 newbuild vessels under construction delivering through August 2029.
Our primary objective for Seaspan is to continue to grow our containership leasing business through accretive vessel acquisitions as market conditions allow. Most of our customers’ containership business revenues are derived from the shipment of goods from the Asia Pacific region to various overseas export markets in the United States and in Europe.
We use the term “twenty-foot equivalent unit”, or TEU, the international standard measure of containers, in describing the capacity of our containerships. We use the term “car equivalent unit”, or CEU, in describing the size of our Pure Car and Truck Carriers, or PCTCs, and the number of cars they have the capacity to transport. Collectively, we refer to containerships and PCTCs as vessels.

The following table summarizes key facts regarding Seaspan’s containership fleet as of September 30, 2024:

	Operating Containership Vessels					Newbuild Containership Vessels
Vessel Class (TEU)	# Vessels (Total Fleet)	# Vessels (of which are unencumbered)	Average Age (Years)	Average Remaining Charter Period (Years)(1)	Average Daily Charter Rate (in thousands of USD)	# Vessels(2)	Average Length of Charter
2500-3500	14	6	16.1	0.8	16.3	—	—
4250-5100	18	12	15.8	1.5	29.7	—	—
7000-9600(3)	39	10	8.6	5.9	42.7	14	9.6
10000-11000(4)	33	4	8.7	4.1	33.8	—	—
11800-13400(5)	27	3	7.4	5.1	39.9	1	15
14000-15000	34	2	4.5	2.4	48.0	—	—
15100-17000(6)	15	—	0.6	10.2	41.5	15	10.7
24000(7)	2	—	2.1	17.0	41.9	—	—
Total/Average	182	37	6.6	5.2	37.6	30	10.3
(1)Excludes options to extend charter.
(2)Excludes 9 vessels novated to a customer.
(3)Includes 3 vessels on bareboat charter
(4)Includes 8 vessels on bareboat charter
(5)Includes 6 vessels on bareboat charter.
(6)Includes 9 vessels on bareboat charter.
(7)Includes 2 vessels on bareboat charter.

In addition, we have entered into shipbuilding contracts for six 10,800 CEU PCTC newbuild vessels as of September 30, 2024 with an average length of charter of 13 years.
In addition, our joint venture with Zhejiang Energy Group has five operating vessels as at September 30, 2024 and we are the ship manager for all five vessels.
Significant Developments During the Quarter Ended September 30, 2024 and Subsequent
Containership Developments
During the third quarter of 2024, the Company took delivery of six newbuild vessels ranging in size from 7,000 TEU to 16,000 TEU, each of which commenced a long-term charter upon delivery. In October and November 2024, the Company accepted the delivery of three 7,000 TEU newbuild vessels, each of which commenced a long-term charter upon delivery.
In August 2024, the Company entered into shipbuilding contracts for six dual-fuel 13,000 TEU newbuild containerships. Five of these contracts were thereafter novated to ONE in September 2024.
In September 2024, the Company entered into an agreement with ONE to form a joint venture company in Singapore named ONESEA Solutions Pte. Ltd. (“ONESEA”). ONESEA will provide ship management services for vessels owned by ONE and vessels chartered by ONE from vessel owners (including vessels owned by the Company). The parties received regulatory approval of this transaction in October 2024. On November 15th, 2024, the Company completed its investment in ONESEA and upon completion of the investment, the Company and ONE each owned 50% of the common shares of ONESEA.
In October 2024, the Company entered into shipbuilding contracts for six 13,600 TEU scrubber-fitted newbuild containerships. Each vessel will commence a long-term charter upon delivery and this charter will be denominated in Chinese renminbi (“RMB”). In October 2024, the Company entered into financing arrangements for the three of these vessels for 3.4 billion RMB.
Dividends
On September 24th, 2024, the Company declared dividends of $52.0 million on its common shares to Atlas, of which $52.0 million was paid on September 25th, 2024 and the remaining $13.9 million was paid on October 24th, 2024.
Financing Developments
In September 2024, the Company exercised its option under existing lease financing arrangements to purchase one 10,000 TEU vessel. The purchase is expected to be completed in September 2025 at the pre-determined purchase price of $42.0 million.
In November 2024, the Company exercised its option under its existing lease financing arrangements to purchase two 14,000 TEU vessels. The purchases are expected to be completed in November 2025 at the pre-determined purchase price of $61.6 million each.

Results of Operations
Three and nine months ended September 30, 2024, compared with three and nine months ended September 30, 2023
The following tables summarize Seaspan’s consolidated financial results for the three and nine months ended September 30, 2024 and 2023.

Consolidated Financial Summary (in millions of U.S. dollars)	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2024	2023	2024	2023
Revenue	$601.4	$446.6	$1,676.5	$1,238.3
Ship operating expense	107.6	92.8	313.7	257.6
Depreciation and amortization expense	134.1	95.7	372.8	269.7
General and administrative expense	12.3	14.3	39.0	47.2
Operating lease expense	12.8	30.1	49.0	89.0
Gain on sale	—	(4.8)	(8.5)	(3.7)
Operating earnings	334.5	218.5	910.5	578.5
Interest expense	174.6	93.6	455.8	255.8
Net earnings	130.6	142.9	457.3	319.9
Cash from operating activities	400.1	189.5	1,075.8	669.6
Asset Utilization
Vessel Utilization represents the number of ownership days on-hire as a percentage of total ownership days, including bareboat ownership days. The following table summarizes Seaspan’s vessel utilization for the last eight consecutive quarters:

	2022	2023				2024
	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3
Vessel Utilization	98.5%	97.6%	95.3%	98.2%	98.3%	99.7%	99.7%	98.6%
Vessel utilization increased for the three and nine months ended September 30, 2024, compared with the same period in 2023. The increases was primarily due to a decrease in the number of scheduled dry-dockings and associated off-hire days.
Financial Results Summary
Revenue
Revenue increased by 34.7% to $601.4 million and by 35.4% to $1,676.5 million for the three and nine months ended September 30, 2024, respectively, compared with the same periods in 2023. The increase in revenue was primarily due to the delivery of 41 newbuild vessels since September 2023, of which 30 were delivered in the nine months ended September 2024, and lower off-hire days due to fewer scheduled dry-docks.
Operating Expense
Operating expense increased by 15.9% to $107.6 million and by 21.8% to $313.7 million for the three and nine months ended September 30, 2024, respectively, compared with the same periods in 2023. The increase was primarily due to growth in our fleet of operating vessels.
Depreciation and Amortization Expense
Depreciation and amortization expense increased by 40.1% to $134.1 million and by 38.2% to $372.8 million for the three and nine months ended September 30, 2024, respectively, compared with the same periods in 2023. The increase was primarily due to the growth in our fleet of operating vessels and purchase options being exercised for five vessels in the first nine months of 2024, which resulted in a reclassification of the leases from operating to financing.
General and Administrative Expense
General and administrative expense decreased by 14.0% to $12.3 million and by 17.4% to $39.0 million for the three and nine months ended September 30, 2024, respectively, compared with the same periods in 2023. The decrease for the three and nine months ended September 30, 2024,was primarily attributable to costs incurred in the first quarter of 2023 associated with the closing of the Merger with no comparable costs in 2024.

Operating Lease Expense
Operating lease expense decreased by 57.5% to $12.8 million and by 44.9% to $49.0 million for the three and nine months ended September 30, 2024, respectively, compared with the same periods in 2023. The decrease was primarily due to the lease reclassification from operating to financing as a result of pre-existing purchase options being exercised for six vessels after September 30, 2023, partially offset by increases in SOFR rates on the remaining operating leases.
Interest Expense and Amortization of Deferred Financing Fees
Interest expense increased by 86.5% to $174.6 million and by 78.2% to $455.8 million for the three and nine months ended September 30, 2024, respectively, compared with the same periods in 2023. The increase was primarily driven by an increase in our outstanding debt and other financing balances and an increase in SOFR rates on these financings as well as purchase options being exercised for five vessels in the nine months ended September 30, 2024, which resulted in a reclassification of the leases from operating to financing.
Loss (gain) on Derivative Instruments
The change in fair value of derivative instruments resulted in a loss of $29.4 million and a gain of $6.4 million for the three and nine months ended September 30, 2024. The loss for the three months ended September 30, 2024 was primarily due to swap settlements. The gain for the nine months ended September 30, 2024 was primarily due to an increase in the forward curve of the benchmark rates and offset by swap settlements. Based on the current notional amount and tenor of our interest rate swap portfolio, a one percent parallel upward shift in the overall yield curves is expected to result in a gain in the fair value of our interest rate swaps of approximately $45.5 million.
Our fair value instruments, including interest rate swaps were marked to market with all changes in the fair value of these instruments recorded in “Loss (gain) on derivative instruments” in our Interim Consolidated Statement of Operations.
Please read “Item 3. Quantitative and Qualitative Disclosures About Market Risk” in Seaspan’s Annual Filing for additional information.
Liquidity and Capital Resources
Liquidity
As at quarter ended September 30, 2024, we have total liquidity of $1,249.4 million, consisting of $549.4 million of cash and cash equivalents and $700.0 million of undrawn commitments under available revolving credit facilities. Our primary short-term liquidity needs are to fund our operating expenses, investments in assets including vessels under construction, debt repayments, lease payments, swap settlements, payment of quarterly dividends and payments on our other financing arrangements. Our medium-term liquidity needs primarily relate to debt repayments, vessel purchase commitments, lease payments and payments on our other financing arrangements. Our long-term liquidity needs primarily relate to potential future acquisitions, lease payments, debt repayments including repayment of our notes, the potential future redemption of our preferred shares and payments on our other financing arrangements. Please read note 8 “Long-term debt” and note 10 “Other financing arrangements” in our interim Consolidated Financial Statements for additional information.
We anticipate that our primary sources of funds for our short-term liquidity needs will be cash from operations, and existing and new credit facilities and other financing arrangements. We anticipate our medium and long-term sources of funds will be from cash from operations, new credit facilities, lease facilities and capital markets financings to the extent available.
The following table summarizes our liquidity as of September 30, 2024 and December 31, 2023:

(in millions of US dollars)	September 30,	December 31,	Change
	2024	2023	$	%
Cash and cash equivalents	$549.4	$228.9	$320.5	140.0%
Undrawn revolving credit facilities	700.0	330.0	370.0	112.1%
Total liquidity	1,249.4	558.9	690.5	123.5%
Total committed and undrawn newbuild financings	586.4	3,334.6	(2,748.2)	(82.4)%
Total liquidity including newbuild financings	$1,835.8	$3,893.5	$(2,057.7)	(52.8)%
As of September 30, 2024, the Company’s liquidity was sufficient to meet near-term requirements. As of September 30, 2024 the Company had consolidated liquidity of $1,249.4 million, which represents an increase of $690.5 million compared to December 31, 2023.

Unencumbered Assets
Growing the Company’s base of unencumbered assets is a fundamental objective in order to achieve an investment grade credit rating, as well as a potential source of liquidity through secured financing or asset sales. Over the long-term, the Company expects its unencumbered asset base to grow as it enhances its presence in the unsecured credit markets, and also naturally as secured borrowings mature or are prepaid.
In the short to mid-term, the Company expects that its unencumbered asset base may fluctuate as unencumbered assets may be sold or financed from time to time, as part of normal course management of assets and liquidity.
The following table provides a summary of our unencumbered fleet and net book value over time.

	As at
	December 31,					September 30,
	2019	2020	2021	2022	2023	2024
Number of Vessels	28	31	36	38	39	37
Net Book Value (in millions of U.S. dollars)	$859	$1,109	$1,369	$1,847	$1,923	$1,914
Contracted Cash Flows
The Company’s focus on long-term contracted cash flows provides predictability and reduces liquidity risk through economic cycles. As of September 30, 2024, the Company had total gross contracted cash flows of $23.5 billion, which includes components that are accounted for differently, including i) minimum future revenues relating to operating leases with customers, ii) minimum cash flows to be received relating to financing leases with certain customers, and iii) contracted cash flows underlying leases for newbuild vessels which have not yet been delivered to customers. The following table provides a summary of gross contracted cash flows, based on these components described above.

(in millions of U.S. dollars)	Operating lease revenue (1)	Lease receivable on financing leases	Gross contracted cash flows for newbuilds
Remainder of 2024	$546.0	$62.1	$107.3
2025	2,024.8	240.5	80.2
2026	1,893.6	238.0	81.7
2027	1,590.9	238.0	162.6
2028	1,115.9	238.7	407.7
Thereafter	4,429.1	3,270.5	6,751.7
	$11,600.3	$4,287.8	$7,591.2
(1)Minimum future operating lease revenue includes payments from signed charter agreements on operating vessels that have not yet commenced.

Minimum future revenues assume that with respect to each lease that, (i) there will be no unpaid days during the term, (ii) extensions are included where exercise is at our unilateral option, and (iii) extensions are excluded where exercise is at the charterer’s option.
The Company is focused on continuing to allocate capital selectively into opportunities that enhance the long-term value of the business and provide attractive risk-adjusted returns on capital, which may include synergistic opportunities in adjacent businesses to diversify cash flow drivers.
The Company intends to continue its growth trajectory in the remainder of 2024 and beyond, further growing its liquidity position primarily through capital recycling and enhancements to its existing capital base. This capital strategy will include maintaining diverse sources of capital for financial flexibility while managing leverage in alignment with its long-term targets, and growing the value of its unencumbered asset base.
The Company’s primary liquidity needs include funding our investments in assets including our newbuild vessels under construction, scheduled debt and lease payments, vessel purchase commitments, potential future exercises of vessel purchase options, and dividends on our common shares.

Borrowings
The following table summarizes our borrowings:

	September 30,	December 31,	Change
(in millions of US dollars)	2024	2023	$	%
Long-term debt:
Revolving credit facilities	$—	$320.0	$(320.00)	(100.0)%
Term loan credit facilities	1,095.5	1,175.6	(80.1)	(6.8)%
Senior unsecured notes (1)	750.0	775.7	(25.7)	(3.3)%
Senior secured notes(2)	1,000.0	1,000.0	—	—%
Deferred financing fees on long term debt	(30.4)	(32.9)	2.5	(7.6)%
Long term debt	2,815.1	3,238.4	(423.3)	(13.1)%

Other financing arrangements	7,201.8	4,656.5	2,545.3	54.7%
Deferred financing fees on other financing arrangements	(66.5)	(52.7)	(13.8)	26.2%
Other financing arrangement	7,135.3	4,603.8	2,531.5	55.0%

Finance Lease	344.1	66.5	277.6	417.4%

Total deferred financing fees	96.9	85.6	11.3	13.2%
Total borrowings(3)	10,391.4	7,994.3	2,397.1	30.0%
Vessel under construction	(530.2)	(1,315.0)	784.8	(59.7)%
Operating borrowings(3)	$9,861.2	$6,679.3	$3,181.9	47.6%
(1)Corresponds to the following: (i) 7.125% senior unsecured notes due in 2027, (ii) 2024 NOK Bonds and 2026 NOK Bonds which were repaid in February 2024 and (iii) 5.5% senior unsecured notes due in 2029.
(2)Corresponds to Sustainability-Linked Senior Secured Notes with fixed interest rates ranging from 3.91% to 5.49% and maturities between 2031 and 2037.
(3)Total borrowings is a non-GAAP financial measure which consists of long-term debt, other financing arrangements and finance leases, excluding deferred financing fees. The Company’s total borrowings include amounts related to vessels under construction, consisting primarily of amounts borrowed to pay installments to shipyards. The interest incurred on borrowings related to the vessels under construction are capitalized during the construction period. Operating borrowings is a non-GAAP financial measure which is total borrowings less the vessels under construction balance at the balance sheet date. Total borrowings and operating borrowings are non-GAAP financial measures that are not defined under or prepared in accordance with U.S. GAAP. Disclosure of total borrowings and operating borrowings is intended to provide additional information and should not be considered a substitute for financial measures prepared in accordance with U.S. GAAP. Management believes these measures are useful in consolidating and clearly presenting Atlas’ financings. Management also believes that these metrics can be useful to facilitate assessment of leverage and debt service obligations of the Company. Management believes operating borrowings is a useful measure to assess interest expense related to vessels that are in operation and generating revenue.
The Company’s long-term objective is to target a total borrowings-to-asset ratio of 50-60%, and to mitigate credit risk by diversifying its maturity profile over as long a term as economically feasible, while maintaining or reducing its cost of capital. The Company’s total borrowings-to-asset ratio was 66.2% as of September 30, 2024, compared to 61.2% at December 31, 2023. The Company’s operating borrowings-to-asset ratio was 62.8% as of September 30, 2024, compared to 51.1% at December 31, 2023.
The weighted average interest rate for September 30, 2024 was 6.66% compared to 6.73% at September 30, 2023.
We are exposed to market risk from changes in interest rates and use interest rate swaps to manage interest rate price risks. We do not use interest rate swaps for trading or speculative purposes. As of September 30, 2024, our variable-rate credit facilities and other financing arrangements totaled $8.3 billion, of which we had entered into interest rate swap agreements to fix the rates on a notional principal amount of $1.1 billion. As of September 30, 2024, we have a net asset of $67.5 million related to our interest rate swaps.
The tables below provide information about our financings with variable interest rates at September 30, 2024. In addition to the disclosures in this report, please read notes 8 to 10 to our interim consolidated financial statements included in this Report, which provide additional information with respect to our existing credit and lease facilities.

	Principal Payment Dates
(in millions of US dollars)	Remainder of 2024	2025	2026	2027	2028	Thereafter	Total
Credit Facilities(1)	$23.8	$103.9	$103.9	$103.9	$444.0	$316.0	$1,095.5
Vessel Operating Leases(2)	10.9	43.3	44.7	43.8	24.7	5.8	173.2
Vessel Finance Leases(3)	70.6	273.5	—	—	—	—	344.1
Sale-Leaseback Facilities(4)	117.9	469.4	465.9	469.9	476.2	5,202.5	7,201.8
	$223.2	$890.1	$614.5	$617.6	$944.9	$5,524.3	$8,814.6
(1)Represents principal payments on amounts drawn on our credit facilities that bear interest at variable rates. We have entered into interest rate swap agreements under certain of our credit facilities to swap the variable interest rates for fixed interest rates. For the purposes of this table, principal payments are determined based on contractual repayments in commitment reduction schedules for each related facility.
(2)Represents payments under our operating leases. Payments under the operating leases have a variable component based on underlying interest rates, calculated using the applicable benchmark rate in place as at September 30, 2024.
(3)Represents payments under our finance leases. Payments under the finance leases have a variable component based on underlying interest rates, calculated using the applicable benchmark rate in place as at September 30, 2024.
(4)Represents payments, excluding amounts representing interest payments, on amounts drawn on our sale-leaseback facilities where the vessels remain on our balance sheet and that bear interest at variable rates.
Our Credit Facilities
We primarily use our credit facilities to finance the construction and acquisition of assets. As at September 30, 2024, our credit facilities are secured by first-priority mortgages granted on 54 of our vessels, together with other related security, such as assignments of lease contracts, earnings for our assets, assignments of insurances and management agreements for vessels.
As of September 30, 2024, we had $1.1 billion principal amount outstanding under our revolving credit facilities and term loan credit facilities excluding deferred financing fees. In addition, there is $700.0 million available to be drawn under our revolving credit facilities.
As of September 30, 2024, on a consolidated basis, scheduled principal repayments on our credit facilities were as follows:

(in millions of US dollars)	Scheduled Amortization	Bullet Due on Maturity	Total Future Minimum Repayments	Additional Vessels Unencumbered Upon Maturity(1)	Net Book Value of Vessels Unencumbered
Remainder of 2024	$23.8	$—	$23.8	—	$—
2025	103.9	—	103.9	—	—
2026	103.9	—	103.9	—	—
2027	103.9	—	103.9	—	—
2028	53.7	390.3	444.0	—	—
Thereafter	13.2	302.8	316.0	54	3,228.5
	$402.4	$693.1	$1,095.5	54	$3,228.5
(1) 52 vessels related to credit facilities secured by first-priority mortgages will remain encumbered until the associated US Private Placement notes mature in 2036.

Other Financing Arrangements
As part of the Company’s strategy to diversify its financing sources, it enters into sale-leaseback financing arrangements with financial leasing companies, which under U.S. GAAP are considered “failed-sales”. This accounting treatment requires that the vessel asset remain on the Company’s balance sheet, along with the associated lease liability.
As of September 30, 2024, the Company had 81 vessels under these sale-leaseback financing arrangements providing for total borrowings of approximately $7.2 billion.

As of September 30, 2024, on a consolidated basis, scheduled repayments on our other financing arrangements were as follows:

(in millions of U.S. dollars)	Scheduled Amortization	Bullet Due on Maturity (1)	Total Future Minimum Repayments	Additional Vessels Unencumbered Upon Maturity(2)	Net Book Value of Vessels Unencumbered(2)
Remainder of 2024	$117.9	$—	$117.9	—	$—
2025	469.4	—	469.4	—	—
2026	465.9	—	465.9	—	—
2027	469.9	—	469.9	—	—
2028	476.2	—	476.2	—	—
Thereafter	3,014.3	2,188.2	5,202.5	81	8,452.4
	$5,013.6	$2,188.2	$7,201.8	81	$8,452.4
(1)Amounts do not include interest to be accreted and paid at final maturity.
(2)Includes unencumbered vessels that are included on our balance sheet as “Vessels” and as “Net Investment in Lease”.
Operating Leases
As of September 30, 2024, the Company had four vessel operating lease arrangements. Please refer to note 13(a) in our financial statements for the three months ended September 30, 2024, contained herein, for a summary of commitments under our operating leases.
Capital Commitments
As of September 30, 2024, the Company had 36 newbuild vessels under construction. Please refer to note 13(b) in our financial statements for the three months ended September 30, 2024, contained herein, for the outstanding commitments related to the remaining installment payments.

Global inflation rates have experienced upward pressure through 2023 and early part of 2024, but there are now indications that this trend is slowing down. As of the most recent data, inflation levels have moderated. The cost of transportation and energy, major components of inflation, directly impacts business sectors that rely on these inputs. The demand for our business segments is closely tied to both global GDP growth and inflation. Anticipated interest rate cuts may cause volatility in equity and credit markets. Despite underlying strong performance and asset values, our publicly traded securities may experience pricing fluctuations due to interest rate changes.
For additional information about our credit and lease facilities and other financing arrangements, including, among other things, a description of certain related covenants, please read “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources” in Atlas’ Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission on March 14, 2024 (“2023 Annual Report”).
Summary of Consolidated Statements of Cash Flows
The following table summarizes our sources and uses of cash for the periods presented:

(in millions of US dollars)	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
Net cash flows from operating activities	$400.1	$189.5	$1,075.8	$669.6
Net cash flows used in investing activities	(640.5)	(700.9)	(2,640.8)	(1,891.9)
Net cash flows from financing activities	317.2	544.2	1,885.5	1,260.4

Operating Cash Flows
Net cash flows from operating activities were $400.1 million and $1,075.8 million for the three and nine months ended September 30, 2024, respectively, an increase of $210.6 million and $406.2 million, respectively, compared to the same periods in 2023. The increase in net cash flows from operating activities was primarily due to an increase in revenue, offset by an increase in operating expenses and changes in working capital. For further discussion of changes in revenue and expenses, please read “three and nine months ended September 30, 2024, compared with the three and six months ended September 30, 2023 above.
Investing Cash Flows
Net cash flows used in investing activities were $640.5 million and $2,640.8 million for the three and nine months ended September 30, 2024, respectively, a decrease of $60.4 million and an increase of $748.9 million, respectively, compared to the same periods in 2023. The decrease in cash flow used in investing activities for the three months ended September 30, 2024 is due to a decrease in expenditures related to newbuild vessel installments and deliveries, compared to the same period in 2023. The increase in cash flows used in investing activities for nine months ended September 30, 2024, was primarily due to the increase in expenditures related to installments on vessels under construction, including delivered vessels, compared to the same period in 2023.
Financing Cash Flows
Net cash flows from financing activities were $317.2 million and $1,885.5 million for the three and nine months ended September 30, 2024, respectively, a decrease of $227.0 million and an increase of $625.1 million, respectively, compared to the same periods in 2023. The decrease for the three-months ended September 30, 2024 was primarily due to a decrease in the issuance of long term debt and other financing arrangements. The increase for the nine-months ended September 30, 2024 is due to an increase in issuances of long-term debt and other financing arrangements in relation to the newbuild vessel deliveries..
Ongoing Capital Expenditures
Ongoing Capital Expenditures

Due to the capital-intensive nature of our Company’s business model, ongoing capital investment is required for additions to and enhancements, maintenance and repair of our asset base.

The average age of the vessels in our containership fleet is approximately seven years, on a TEU-weighted basis. Maintenance capital expenditures for our containership fleet primarily relate to our regularly scheduled dry-dockings. During the three months ended September 30, 2024, we incurred $14.5 million for regularly scheduled dry-dockings.
We must make substantial capital expenditures over the long-term to preserve our capital base, which is comprised of our net assets, to continue to refinance our indebtedness and to maintain our dividends. We will likely need to retain additional funds at some time in the future to provide reasonable assurance of maintaining our capital base over the long-term. We believe it is not possible to determine now, with any reasonable degree of certainty, how much of our operating cash flow we should retain in our business and when it should be retained to preserve our capital base. The amount of operating cash flow we retain in our business will affect the amount of our dividends on our preferred shares. Factors that will impact our decisions regarding the amount of funds to be retained in our business to preserve our capital base, include the following, many of which are currently unknown and are outside our control:
(1)the remaining lives of our vessels;
(2)the returns that we generate on our retained cash flow, which will depend on the economic terms of any future asset acquisitions and lease terms;
(3)future contract rates for our assets after the end of their existing leases agreements;
(4)our future operating and financing costs;
(5)our future refinancing requirements and alternatives and conditions in the relevant financing and capital markets at that time;
(6)capital expenditures to comply with environmental regulations and asset retirement obligations; and
(7)unanticipated future events and other contingencies.
Please read “Item 3. Key Information – D. Risk Factors” in Atlas’ 2023 Annual Report for factors that may affect our future capital expenditures and results.

Critical Accounting Policies and Estimates
We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. Our estimates affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosures. We base our estimates on historical experience and anticipated results and trends and on various other assumptions that we believe are reasonable under the circumstances. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. For more information about our critical accounting estimates, please read “Item 5. Operating and Financial Review and Prospects—E. Critical Accounting Estimates” in Atlas’ 2023 Annual Report.

FORWARD-LOOKING STATEMENTS
This Report on Form 6-K for the quarter ended September 30, 2024, contains forward-looking statements (as such term is defined in Section 21E of the Exchange Act) concerning our operations, cash flows, and financial position, including, in particular, the likelihood of our success in developing and expanding our business, include forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act). Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “continue,” “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “projects,” “forecasts,” “will,” “may,” “potential,” “should” and similar expressions are forward-looking statements. Although these statements are based upon assumptions we believe to be reasonable based upon available information, including projections of revenues, operating margins, earnings, cash flow, working capital and capital expenditures, they are subject to risks and uncertainties that are described more fully in Atlas’ 2023 Annual Report in the section titled “Risk Factors.”
These forward-looking statements represent our estimates and assumptions only as of the date of this Report and are not intended to give any assurance as to future results. As a result, you are cautioned not to rely on any forward-looking statements. Forward-looking statements appear in a number of places in this Report. These statements include, among others:
•future operating or financial results;
•future growth prospects;
•our business strategy and capital allocation plans, and other plans and objectives for future operations;
•our primary sources of funds for our short, medium and long-term liquidity needs;
•our expectations as to impairments of our vessels, including the timing and amount of potential impairments;
•the future valuation of our vessels and goodwill;
•potential acquisitions, financing arrangements and other investments, and our expected benefits from such transactions;
•future time charters and vessel deliveries, including replacement charters and future long-term charters for certain existing vessels;
•estimated future capital expenditures needed to preserve the operating capacity of our containership fleet and to comply with regulatory standards, our expectations regarding future operating expenses, including dry-docking and other ship operating expenses, and general and administrative expenses
•the impact of the conflict between Israel, Hamas, Hezbollah and Iran beginning October 2023 and the attacks by Houthi Rebels from Yemen on commercial vessels traversing the Red Sea, Gulf of Aden and the Bab-el-Mandeb Strait;
•availability of crew for our containerships, number of off-hire days and dry-docking requirements;
•global economic and market conditions and shipping market trends, including charter rates and factors affecting supply and demand for our containerships;
•our financial condition and liquidity, including our ability to realize the benefits of recent financing activities, borrow and repay funds under our credit facilities, our ability to obtain waivers or secure acceptable replacement charters under certain of our credit facilities, our ability to refinance our existing facilities and notes and to obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities;
•our continued ability to maintain, enter into or renew primarily long-term, fixed-rate time charters with our existing customers or new customers;
•the potential for early termination of long-term contracts and our potential inability to enter into, renew or replace long-term contracts;
•changes in governmental rules and regulations or actions taken by regulatory authorities, and the effect of governmental regulations on our business;
•our continued ability to meet specified restrictive covenants in our financing and lease arrangements and our notes;
•the financial condition of our customers, lenders and other counterparties and their ability to perform their obligations under their agreements with us;
•our ability to leverage to our advantage our relationships and reputation in the containership industry;

•changes in technology, prices, industry standards, environmental regulation and other factors which could affect our competitive position, revenues and asset values;
•disruptions and security threats to our technology systems;
•taxation of our company, including our exemption from tax on our U.S. source international transportation income, and taxation of distributions to our shareholders;
•our ability to achieve or realize expected benefits from ESG initiatives;
•potential liability from future litigation; and
•other factors detailed in this Report and from time to time in our periodic reports.
Forward-looking statements in this Report are estimates and assumptions reflecting the judgment of senior management and involve known and unknown risks and uncertainties. These forward-looking statements are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Accordingly, these forward-looking statements should be considered in light of various important factors, including, but not limited to, those set forth in “Item 3. Key Information—D. Risk Factors” in Atlas’ 2023 Annual Report.
We do not intend to revise any forward-looking statements in order to reflect any change in our expectations or events or circumstances that may subsequently arise. We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. You should carefully review and consider the various disclosures included in this Report and in our other filings made with the SEC, that attempt to advise interested parties of the risks and factors that may affect our business, prospects and results of operations.